



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02037077

NO ACT
P.E 3-25-02
1-09927

DIVISION OF
CORPORATION FINANCE



April 15, 2002

Charles P. Axelrod
Greenberg Taurig, LLP
Met Life Building
200 Park Avenue
New York, NY 10166

Act 1934
Section
Rule 14A-8
Public Availability 4/15/2002

Re: Comprehensive Care Corp.
Incoming letter dated March 25, 2002

Dear Mr. Axelrod:

This is in response to your letter dated March 25, 2002 concerning the shareholder proposal submitted to Comprehensive Care by Edwin J. Fowler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Edwin J. Fowler
277 Stage Road
Killington, VT 05751

CRGH

Charles P. Axelrod
(212) 801-6837 Direct Line
(212) 805-6837 Direct Fax
axelrodc@gtlaw.com

GREENBERG
ATTORNEYS AT LAW
TRAURIG

March 25, 2002

**VIA FACSIMILE AND FEDERAL EXPRESS**

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549



Re: Comprehensive Care Corp.
Omission of Shareholder Proposal of Edwin J. Fowler
Securities and Exchange Act of 1934, as amended, Rule 14a-8

Ladies and Gentlemen:

On behalf of Comprehensive Care Corp., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request on behalf of the Company, confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance upon Rule 14a-8 under the Exchange Act, the Company excludes the shareholder proposal (the "Proposal") submitted to the Company by Mr. Edwin J. Fowler ("Fowler") from the proxy materials for the Company's 2002 annual meeting of shareholders.

In accordance with Rule 14a-8(j) promulgated under the Exchange Act, enclosed on behalf of the Company are six (6) copies of this letter and the Proposal. Also, enclosed are an additional copy of this letter, which we request to have file stamped and returned in the enclosed pre-paid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter is being provided to Mr. Fowler to notify him of the Company's intent to omit the Proposal from the proxy materials for the Company's 2002 annual meeting of shareholders.

The Proposal, a copy of which is attached as Exhibit A, requests that the Company include the nomination of Mr. Michael J. Martin for the board of directors of the Company in the 2002 proxy statement of the Company.

The Company proposes to omit Fowler's shareholder proposal from its proxy material for the following reasons:

1. The proposal relates to an election to office and, therefore, is excludable under Rule 14a-8(i)(8). Under Rule 14a-8(i)(8), a company may omit a stockholder proposal that



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"relates to an election for membership on the company's board of directors or analogous governing body." The Proposal requests the nomination of Mr. Martin as director of the Company and further requests that it be included in the Company's proxy materials. As such, the Proposal clearly relates to the election for membership on the Company's board of directors and may be properly omitted under Rule 14a-8(i)(8).

The Staff has previously concurred with the omission of proposals under Rule 14a-8(i)(8) which relate to the nomination and election of specific individuals. In *Pacific Gas and Electric Company* (December 12, 1989), the Staff stated that Rule 14a-8(c)(8) [the predecessor of 14a-8(i)(8)] "allows the omission of a proposal that relates to an election to office and precludes nomination of oneself or another individual as a director." In *Eastman Kodak Company* (February 27, 1991), the Staff again indicated that Rule 14a-8(c)(8) permits the omission of a proposal that relates to an election for office where a person is nominated for election as a director. The Commission has previously indicated the "principle purpose of [subparagraph (i)(8)] is to make clear with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . ." Securities Exchange Act Release No. 12,598 (July 7, 1976). Accordingly, the Company believes that Fowler's stockholder proposal may be omitted pursuant to Rule 14a-8(i)(8) because it relates to an election for membership to its board of directors.

2. Fowler has failed to verify its eligibility to submit a stockholder proposal and, therefore, the proposal is excludable under Rule 14a-8(b). Rule 14a-8(b)(1) provides that a stockholder proposal proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

Fowler has not appeared on the company's records as to have held the required amount of securities for the required time period. Fowler has also failed to meet the alternate requirements for verifying his eligibility to submit a proposal contained in Rule 14a-8(2)(ii), by submitting to the Company (i) "a written statement from the 'record' holder of [his] securities (usually a broker or a bank) verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year[,]" or (ii) "[his] written statement that [he] continuously held the required number of shares for the one-year period as of the date of the statement." In addition, pursuant to Rule 14a-8(b)(2)(i), Fowler did not submit his written statement that he intended to hold his Company's shares until the Company's 2002 annual meeting of shareholders.

The Company, through its counsel and pursuant to Rule 14a-8(f), promptly notified Fowler by letter, a copy which is attached as Exhibit B, of his obligation to send the Company (i) a written statement from the "record" holder of his securities (a broker, bank or other depository) verifying that, at the time he submitted his proposal, he continuously held the securities for at least one year; and (ii) his written statement that he intended to hold his Company's shares until the Company's 2002 annual meeting of shareholders. Fowler failed to respond to the Company's notice within 14 calendar days of receiving the notice of the defects mentioned above as provided under Rule 14a-8(f).

The Staff has on numerous occasions has permitted the omission of a shareholder proposal from proxy materials where a proponent failed to provide written notification to the company of his or her intent to hold the company's shares that satisfy the minimum holdings requirement through the date of the annual meeting. See, e.g., Exxon Mobil Corporation (January 23, 2001); The Coca-Cola Company (January 8, 2001); and New Jersey Resources Corp. (December 3, 1997).

In addition, on July 13, 2001, the Staff issued a Staff Legal Bulletin regarding Rule 14a-8, which stated:

> "If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if:
>
> *within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
>
> *the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

(Staff Legal Bulletin No. 14, section C.6, July 13, 2001).

We believe that, consistent with the Staff's positions in the letters cited above and the Staff Legal Bulletin No. 14, the proposal may be excluded from the proxy materials of the

Company's 2002 annual meeting of shareholders under Rule 14a-8(b)(2) because Mr. Fowler failed to submit the proper written statement that at the time he submitted his proposal, he continuously held the securities for at least one year and his written statement that he intends to hold a sufficient number of the Company's shares through the date of the Company's 2002 annual meeting of shareholders even though we specifically informed him of his obligation to do so as required by Rule 14a-8(f).

For all the reasons set forth above, it is respectfully submitted that the omission of the stockholder proposal from the proxy materials for the Company's 2002 Annual Meeting of Shareholders is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the proposal is omitted. If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 801-6837.

Thank you for your consideration.

Sincerely,



Charles P. Axelrod

Enclosure

cc: Mr. Robert J. Landis
Chairman
Comprehensive Care Corporation

Mr. Edwin J. Fowler (by FedEx)

\\NY-srv01\802428v02\08669.010000

Exhibit A

**Comprehensive Care Corporation**
**200 South Hoover Blvd., Suite 200**
**Tampa, FL 33609**
**Telephone: (813) 288-4808, Extension 214**

TO: Chick Axelrod
Greenberg Traurig, LLP **VIA FAX – (212) 805-5537**

cc: Robert Landis

FROM: Cathy Welch

SUBJECT: Shareholder letter

DATE: February 25, 2002

NUMBER OF PAGES, INCLUDING COVER PAGE: 3

We received the attached letter today. The postmark indicates the letter was mailed on February 22, 2002. However, the letter is dated March 3, 2002.

Please review and give Robert a call to discuss.
Thanks,
Cathy

March 3, 2002

COMPREHENSIVE CARE CORPORATION
Attention: Cathy J. Welch
Secretary
200 South Hoover Boulevard
Suite 200
Tampa, Florida 33609

RE: Proposal to be submitted for inclusion for year 2002 proxy materials

Dear Ms. Welch:

Please be advised that I would like to submit the following persons name to Comprehensive Care Corporation for inclusion in the proxy materials for ELECTION AS A new outside Director.

Michael J. Martin
5 Mountain Avenue
Apartment 5
Woodstock, Vermont 05091

According to the proxy information submitted to the Securities Exchange Commission, you must be in receipt of this request prior to July 3, 2002.

Mr. Martin is a CPA and former securities analyst with several major brokerage firms on Wall Street.

My submissions of this request is necessitated by the current existing Board structure and its lack of outside directors and no Audit committee.

Sincerely,



Edwin J. Fowler
277 Stage Road
Killington, Vermont 05751
802-422-4240

Shareholder of Comprehensive Care Corporation

Note: Please acknowledge receipt of this letter

Edwin J. Folwer
277 Stage Road
Killington, Vermont 05751


RIVER JUNCTION VT 050
PM
22 FEB

COMPREHENSIVE CARE CORPORATION
Attention: Cathy Welsh
Secretary
200 South Hoover Boulevard
Suite 200
Tampa, Florida 33609



Exhibit B

GREENBERG

ATTORNEYS AT LAW

TRAURIG

Charles P. Axelrod
212-801-6837 - Direct Dial
212-805-5537 - Direct Fax
axelrodc@gtlaw.com

February 27, 2002

Mr. Edwin J. Fowler
222 Stage road
Killington, Vermont 05751

Re: Comprehensive Care Corporation
Shareholder Proposal
Rule 14a-8 Under the General Rules and Regulations
of the Securities Exchange Act of 1934, as amended
(the "Rule" and the "Exchange Act", respectively)

Dear Mr. Fowler:

Mr. Robert Landis, Chairman of Comprehensive Care Corporation, has forwarded your letter dated March 3, 2002 and postmarked February 22, 2002 to us, in our capacity as counsel to Comprehensive Care Corporation (the "Company"), for response.

We are writing to you in furtherance of the obligation of the Company under Rule 14a-8-(f). The Company intends to exclude your proposal, as your proposal expressly relates to the election of a member to the Company's Board of Directors and may therefore be excluded by the Company as provided for in Rule 14a-8(i)(8) of the Rule.

We are writing to you as required under Rule 14a-8(f) with respect to the eligibility or other procedural requirements under the Rule which you have apparently not complied with and, therefore, rendering your proposal deficient.

Your proposal does not identify the number of shares of the Company's common stock which you own; does not affirmatively state that you have continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted for at least one year by the date you submitted your proposal; nor affirmatively states that you intend to continually hold the Company's securities through the date of its meeting.

We have attempted, through inquiry of the Company's transfer agent, to determine the amount of the Company's securities which are registered in your name and to determine other facts so that the Company can verify that you have complied with the one-year holding period. We have been advised by the Company's transfer agent that 50,000 shares of the Company's common stock first became registered in your name on December 24, 2001. By reason thereof, you have not complied with the requisite one-year holding period. If you had held these securities before December 24, 2001, you may have an opportunity to furnish evidence of that fact to the Company by way of submitting a written statement from the record holder of the securities (your broker or bank) verifying that, prior to December 24, 2001 and as of a specified date, the securities were held by you. You also must include your own written statement that you intend to continue to hold the securities through the date of the Company's meeting.

In addition to the above, we believe that you have not complied with the by-law provisions of the Company relating to submission of stockholder proposals.

In accordance with Rule 14a-8(f), you have a period of 14 calendar days from the date of this notification to you to cure all procedural or eligibility deficiencies.

Regardless of the cure of any deficiencies, the Company intends to exclude your proposal and will proceed to make all necessary filings required to be made by it under Rule 14a-8(j).

Very truly yours,



Charles P. Axelrod

CPA/ak

cc: Mr. Robert J. Landis
Chairman
Comprehensive Care Corporation

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 15, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Comprehensive Care Corp.
Incoming letter dated March 25, 2002

The submission relates to board nominations.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Comprehensive Care may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Comprehensive Care's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Comprehensive Care omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Comprehensive Care relies. To the extent the submission involves a question of Comprehensive Care's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,



Keir Devon Gumbs
Special Counsel